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EXHIBIT 99.1

CENTRAL FUND OF CANADA LIMITED

For Immediate Release to
Marketwire and
U. S. Disclosure Circuit

TSX SYMBOLS:	CEF.A and CEF.U
AMEX SYMBOLS:	CEF

CENTRAL FUND ANNOUNCES PROPOSED OFFERING

        TORONTO, Ontario (September 11, 2007/CNW/) — Central Fund of Canada Limited ("CFOC") of Calgary, Alberta announced today that it plans to offer Class A Shares to the public in Canada and the United States under its existing US$250,000,000 base shelf prospectus filed with the securities commissions in each of the provinces and territories of Canada, except Quebec, and under the multijurisdictional disclosure system in the United States pursuant to a proposed underwritten offering by CIBC World Markets Inc. CFOC will only proceed with the offering if it is non-dilutive to the net asset value of the Class A Shares owned by existing shareholders of CFOC.

        Substantially all of the net proceeds of the offering will be used to purchase gold and silver bullion, in keeping with the investment policies established by the board of directors of CFOC. Any additional capital raised by any such offering is expected to reduce the operating expense ratio in favour of the shareholders of CFOC.

        CFOC has filed a base shelf prospectus and registration statement with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission ("SEC") which will serve as the base for the offering to which this communication relates. Before you invest, you should read the base shelf prospectus including any prospectus supplement and any other documents the Company has filed with the securities commissions in each of the provinces and territories of Canada, except Quebec, and the SEC for more complete information about the Company and this offering. You may obtain a copy of the base shelf prospectus and any prospectus supplement in the United States from CIBC World Markets Corp., Attn: USE Prospectus Department, 425 Lexington Avenue, 5th Floor, New York, New York 10017, by fax at 212-667-6303, or by e-mail at useprospectus@us.cibc.com. You may obtain a copy of the base shelf prospectus and any prospectus supplement in Canada from CIBC World Markets Inc., Fax 416-594-7242. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

        Central Fund of Canada Limited (est. 1961) is an exchange tradeable refined gold and silver bullion holding company. Class A shares are qualified for inclusion in many North American regulated accounts. Bullion holdings are stored on an unencumbered, allocated, segregated and insured basis in the treasury vaults of a major Canadian bank and are audited semi-annually in the presence of Central Fund's auditors and bank representatives. Class A shares are quoted on the AMEX, symbol CEF and the TSX, symbol CEF.A (Cdn.$) and CEF.U (U.S.$).

For further information, please contact J. C. Stefan Spicer, President and CEO at 905-648-7878 or write to info@centralfund.com

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CENTRAL FUND OF CANADA LIMITED